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                                                                EXHIBIT 21.1

                        HALL, KINION & ASSOCIATES, INC.

                             LIST OF SUBSIDIARIES



HALL KINION AND ASSOCIATES, UK LIMITED, a wholly owned subsidiary of the
registrant organized under the   laws of the United Kingdom.

GROUP-IPEX,INC., a wholly owned subsidiary of the registrant, organized under the laws of the State of California.